Mail Stop 3561

March 17, 2008

Peter I. Lynch, President
Winn-Dixie, Inc.
5050 Edgewood Court
Jacksonville, FL 32224-3699

> **Re:** **Winn-Dixie, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2007**
> **Filed August 28, 2007**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed September 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended January 9, 2008**
> **Filed February 19, 2008**
> **File No. 1-3657**

Dear Mr. Lynch:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 27, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. Please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and

future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. In this regard, please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Also, you should discuss the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350.

Results of Operations, page 15

2. We note that your analysis of results for 2007 combines the results of the predecessor and successor companies. We do not accept a presentation and discussion of combined results of a predecessor and successor since this is prohibited by GAAP. You may present a pro forma discussion of the results of fiscal 2007 compared to actual fiscal 2006. In addition to explaining the reasons for period to period differences, your pro forma analysis should explain how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. For example, the potential those pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you may include within MD&A a pro forma income statement prepared in accordance with Article 11 of Regulation S-X for the year ended June 27, 2007 to facilitate a period-to-period comparison. Pro forma presentations for periods prior to the most recent fiscal year are generally prohibited unless such a presentation would facilitate the three year analysis and such presentation was limited to items comprising gross margin.

3. In making comparisons of pre- and post-Effective date periods, please quantify the effects of reorganization accounting on such periods. For example, it appears that reduced depreciation expense would be affected in the successor periods. Further, it is not clear the extent that unfavorable leases offset increased lease expense from favorable leases. Finally, it is not clear what, if any, effect the revaluation of inventory would have on gross margin. Please quantify supplementally and discuss in future filings the effect of changes in asset and liability values to the extent they affect the successor periods.

Discontinued Operations and Restructuring, page 21

4. We note your predecessor reported gains on sale/retirement, net and LIFO liquidations in the determination of gain (loss) on disposal of discontinued operations. Please help us understand why such items represent a component of the gain/loss on disposal as opposed to income from discontinued operations. We assume such gains and LIFO liquidations resulted from the sale of the assets and inventory of closed stores. Please explain in detail with particular emphasis given to the appropriateness of gain classification associated with the LIFO liquidation. Tell us why it is not classified in operations of the discontinued component

Historical Cash Flow Data, page 25

5. We note you have chosen to report cash flows from discontinued operations with cash flows from continuing operations within operating, investing and financing activities. To the extent material, please supplement your discussion to quantify those cash flows. In addition, please describe how the absence of cash flows, or absence of negative cash flows, related to the discontinued operations is expected to impact the company's future liquidity and capital resources.

Note 1, Fresh Start Reporting

6. We note your disclosure that all conditions required for the adoption of fresh start reporting were met on November 21, 2006. You disclose the effects of fresh start reporting were reported as if they occurred on November 15, 2006. Please explain where in SOP 90-1 the concept of an alternative date is discussed. Further, you disclose that November 15, 2006, was to the end of your immediately preceding accounting period. We note your predecessor's use of 12, 16, 12, 12 week quarters respectively. To the extent your determination of the length of quarters has changed, please advise us of the basis for your determination of quarters to something other than what is generally accepted in the retail industry.

7. Please provide us the detailed purchase adjustments for the gross valuation adjustment to property plant and equipment, intangibles and other assets and the related pro rata reduction for the deficiency of reorganization value to non-current assets. We assume the substantial majority of the fair value adjustment to non-current liabilities is due to unfavorable leases. If otherwise, please advise. On a related note, please explain to us in detail why creditors would be willing to accept a reorganization value less than the fair value of the assets. In this regard, an explanation of the way you obtained fair value of the assets versus reorganization value versus liquidation value of the assets may be helpful to our understanding. We assume reorganization value was the basis upon which the priority of debt holders' claims would be settled in. If otherwise, please clarify our understanding.

Note 3. Marketable Securities, page 44

8. We note $2.5 million of your available for sale securities mature from one to five years from the balance sheet date. It appears you have classified these assets as current. If our understanding is correct, please support how you determined classification as current asset is appropriate. Reference is made to SFAS 115 paragraph 17. Similarly, we assume your fixed income securities fall in one of the categories of paragraph 19 of that Statement. If not, please note the disclosure requirements of that paragraph. Please also note paragraphs 21.a and 21d of SFAS no. 115 regarding realized gains/losses

Note 9, Income Taxes, page 52

9. We note your disclosure that you are in the process of executing a settlement with the Internal Revenue Service with regards to the examination of you federal income tax returns for years 2003 and 2004. The effect of your tax positions has not been recognized in financials in accordance with FIN 48 because you believe the adjustments required will be offset by your net operation loss carry forwards (NOLs). We note the discussion on pages 18 and 53 that the ultimate utilization of your NOLs is uncertain. Please explain to us whether any additional tax due for years 2003 and 2004 could be offset by the pre-petition NOL's. Further, we note based on disclosure from you Form 10-Q, January 9, 2008, page 10, that ultimately you reached a settlement with the IRS. Please explain the outcome and any adjustments that resulted.

10. For our understanding, can you explain why NOL carryforwards will increase by an amount equal to the market value of shares distributed as of the date of the distribution. In this regard a description of the tax implications of distribution of shares maybe helpful to our understanding

Note 16. Insurance, page 69

11. Please reconcile the amounts disclosed as your self-insurance liability balance as of June 27, 2007, and June 28, 2006 of $203.5 million and $208.2 million with the two line-items identified on your balance sheet as reserves for self insurance. In future filings please summarize the activity in the reserve in Schedule II.

Definitive Proxy Statement filed on Schedule 14A

Peer Group Analysis, page 18

12. We note your disclosure that in negotiating Mr. Lynch's new contract that you relied upon "comparative compensation data." It appears that you used benchmarks to set Mr. Lynch's compensation. Please disclose the benchmarks you used and their components, pursuant to Item 402(b)(2)(xiv) of Regulation S-

K. In this regard, please revise your disclosure to clarify what components of the benchmark assisted you in determining which components of Mr. Lynch's compensation. As such, please clarify whether you are referring to salary, bonus or all aspects of compensation.

Annual Incentive Plan Bonus, page 20

13. We note that you have provided the percentage of target achievement levels necessary to earn a bonus under your Annual Incentive Plan Bonus, but you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their bonus. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Severance Arrangement for Mr. Lynch, page 30

14. On page 31 in the chart, please provide a total amount line for each of the last two termination scenarios.

Certain Relationships and Related Transactions, page 43

15. We note that you have adopted a Code of Ethics; however, it is not clear how transactions are reviewed and approved. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.   Also indicate whether the related party transaction you describe in this discussion was reviewed in accordance with this policy and, if not, state why it did not require such review. Further, it does not appear that the lease referred to in the discussion has been filed as an exhibit with the Commission. Please advise.

Form 10-Q for Fiscal Quarter Ended January 9, 2008

16. As applicable, please apply the above comments to your future quarterly reports on Form 10-Q. In this regard, please specifically evaluate the impacts of comments 2 and 5.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director